UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.10)

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y208

(CUSIP Number)

Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1	NAME OF REPORTING PERSONS
Thomas H. Lee Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*†

	8	SHARED VOTING POWER
23,737,858*†

	9	SOLE DISPOSITIVE POWER
-0-*†

	10	SHARED DISPOSITIVE POWER
23,737,858*†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,737,858*†

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.15%*†

14	TYPE OF REPORTING PERSON
OO

*See Item 5. Includes shares directly owned by THL Managers VI, LLC, Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P., THL Equity Fund VI Investors (MoneyGram), LLC, THL Coinvestment Partners, L.P., THL Operating Partners, L.P., Great-West Investors L.P. and Putnam Investments Employees’ Securities Company III LLC.
† Based on 56,314,769 shares of common stock outstanding as of March 8, 2019 as reported by the Issuer in its definitive proxy statement filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019.

13D

1	NAME OF REPORTING PERSONS
THL Holdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
23,737,858*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
23,737,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,737,858*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.15%*†

14	TYPE OF REPORTING PERSON
OO

*See Item 5. Includes shares directly owned by THL Managers VI, LLC, Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P., THL Equity Fund VI Investors (MoneyGram), LLC, THL Coinvestment Partners, L.P., THL Operating Partners, L.P., Great-West Investors L.P. and Putnam Investments Employees’ Securities Company III LLC.
† Based on 56,314,769 shares of common stock outstanding as of March 8, 2019 as reported by the Issuer in its definitive proxy statement filed with the SEC on March 26, 2019.

13D

1	NAME OF REPORTING PERSONS
Thomas H. Lee Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
23,737,858*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
23,737,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,737,858*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.15%*†

14	TYPE OF REPORTING PERSON
OO

*See Item 5. Includes shares directly owned by THL Managers VI, LLC, Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P., THL Equity Fund VI Investors (MoneyGram), LLC, THL Coinvestment Partners, L.P., THL Operating Partners, L.P., Great-West Investors L.P. and Putnam Investments Employees’ Securities Company III LLC.
† Based on 56,314,769 shares of common stock outstanding as of March 8, 2019 as reported by the Issuer in its definitive proxy statement filed with the SEC on March 26, 2019.

13D

1	NAME OF REPORTING PERSONS
THL Equity Advisors VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*†

	8	SHARED VOTING POWER
23,491,355*†

	9	SOLE DISPOSITIVE POWER
-0-*†

	10	SHARED DISPOSITIVE POWER
23,491,355*†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,491,355*†

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.71%*†

14	TYPE OF REPORTING PERSON
OO

*See Item 5. Includes shares directly owned by Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P., and THL Equity Fund VI Investors (MoneyGram), LLC.
† Based on 56,314,769 shares of common stock outstanding as of March 8, 2019 as reported by the Issuer in its definitive proxy statement filed with the SEC on March 26, 2019.

13D

1	NAME OF REPORTING PERSONS
THL Managers VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
30,006*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
30,006*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,006*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%*†

14	TYPE OF REPORTING PERSON
OO

*See Item 5.
† Based on 56,314,769 shares of common stock outstanding as of March 8, 2019 as reported by the Issuer in its definitive proxy statement filed with the SEC on March 26, 2019.

13D

1	NAME OF REPORTING PERSONS
Thomas H. Lee Equity Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
13,056,740*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
13,056,740*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
13,056,740*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.19%*†

14	TYPE OF REPORTING PERSON
PN

*See Item 5.
† Based on 56,314,769 shares of common stock outstanding as of March 8, 2019 as reported by the Issuer in its definitive proxy statement filed with the SEC on March 26, 2019.

13D

1	NAME OF REPORTING PERSONS
Thomas H. Lee Parallel Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
8,841,330*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
8,841,330*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,841,330*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.70%*†

14	TYPE OF REPORTING PERSON
PN

*See Item 5.
† Based on 56,314,769 shares of common stock outstanding as of March 8, 2019 as reported by the Issuer in its definitive proxy statement filed with the SEC on March 26, 2019.

13D

1	NAME OF REPORTING PERSONS
Thomas H. Lee Parallel (DT) Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
1,544,404*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
1,544,404*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,544,404*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.74%*†

14	TYPE OF REPORTING PERSON
PN

*See Item 5.
† Based on 56,314,769 shares of common stock outstanding as of March 8, 2019 as reported by the Issuer in its definitive proxy statement filed with the SEC on March 26, 2019.

13D

1	NAME OF REPORTING PERSONS
THL Equity Fund VI Investors (MoneyGram), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
48,881*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
48,881*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,881*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%*†

14	TYPE OF REPORTING PERSON
OO

*See Item 5.
† Based on 56,314,769 shares of common stock outstanding as of March 8, 2019 as reported by the Issuer in its definitive proxy statement filed with the SEC on March 26, 2019.

13D

1	NAME OF REPORTING PERSONS
THL Coinvestment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
37,296*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
37,296*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,296*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%*†

14	TYPE OF REPORTING PERSON
PN

*See Item 5.
† Based on 56,314,769 shares of common stock outstanding as of March 8, 2019 as reported by the Issuer in its definitive proxy statement filed with the SEC on March 26, 2019.

13D

1	NAME OF REPORTING PERSONS
THL Operating Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
45,950*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
45,950*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,950*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%*†

14	TYPE OF REPORTING PERSON
PN

*See Item 5.
† Based on 56,314,769 shares of common stock outstanding as of March 8, 2019 as reported by the Issuer in its definitive proxy statement filed with the SEC on March 26, 2019.

13D

1	NAME OF REPORTING PERSONS
Great-West Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
66,638*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
66,638*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,638*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%*†

14	TYPE OF REPORTING PERSON
PN

*See Item 5.
† Based on 56,314,769 shares of common stock outstanding as of March 8, 2019 as reported by the Issuer in its definitive proxy statement filed with the SEC on March 26, 2019.

13D

1	NAME OF REPORTING PERSONS
Putnam Investments Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
66,613*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
66,613*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,613*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%*†

14	TYPE OF REPORTING PERSON
OO

*See Item 5. Includes shares directly owned by Putnam Investments Employees’ Securities Company III LLC.
† Based on 56,314,769 shares of common stock outstanding as of March 8, 2019 as reported by the Issuer in its definitive proxy statement filed with the SEC on March 26, 2019.

13D

1	NAME OF REPORTING PERSONS
Putnam Investments Employees’ Securities Company III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
66,613*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
66,613*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,613*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%*†

14	TYPE OF REPORTING PERSON
OO

*See Item 5.
† Based on 56,314,769 shares of common stock outstanding as of March 8, 2019 as reported by the Issuer in its definitive proxy statement filed with the SEC on March 26, 2019.

EXPLANATORY NOTE

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 4, 2008, as amended on March 9, 2011, May 9, 2011, May 23, 2011, November 16, 2011, November 23, 2011, December 22, 2011, February 21, 2012, April 9, 2014 and January 30, 2017 relating to the common stock, par value $0.01 per share, of the Company (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  This Amendment No. 10 is being filed solely to update: (i) the Reporting Persons’ ownership based on the number of outstanding shares of Common Stock reported by the Issuer in its definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2019 (the “2019 Proxy Statement”), including to correct the calculation of the percent of class represented by the amount row 11 of the cover pages of this Amendment No. 10 to exclude the shares issuable upon conversion of Series D Participating Convertible Preferred Stock (“Series D Stock”) because the Reporting Persons do not own such securities, and (ii) add certain Reporting Persons that were previously excluded from the Schedule 13D. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D.  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 10 shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Name of Person Filing

Item 2 is hereby amended and restated to read in its entirety as follows:

(a)(b)

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Thomas H. Lee Advisors, LLC, a Delaware limited liability company (“THL Advisors”); (2) THL Holdco, LLC, a Delaware limited liability company (“THL Holdco”); (3) Thomas H. Lee Partners, L.P., a Delaware limited partnership (“THL Partners”); (4) THL Equity Advisors VI, LLC, a Delaware limited liability company (“THL Equity Advisors VI”); (5) THL Managers VI, LLC, a Delaware limited liability company (“THL Managers”); (6) Thomas H. Lee Equity Fund VI, L.P., a Delaware limited partnership (“THL Equity VI”); (7) Thomas H. Lee Parallel Fund VI, L.P., a Delaware limited partnership (“Parallel Fund VI”); (8) Thomas H. Lee Parallel (DT) Fund VI, L.P., a Delaware limited partnership (“DT Fund VI” and together with Equity Fund and Parallel Fund, the “Funds”); (9) THL Equity Fund VI Investors (MoneyGram), LLC, a Delaware limited liability company (which entity was converted from THL Equity Fund VI Investors (MoneyGram), L.P. on April 2, 2008, “Fund VI (MG)”); (10) THL Coinvestment Partners, L.P., a Delaware limited partnership (“THL Coinvestment”); (11) THL Operating Partners, L.P., a Delaware limited partnership (“THL Operating”); (12) Great-West Investors, L.P., a Delaware limited partnership (“Great-West”); (13) Putnam Investments Holdings, LLC (“Putnam Holdings”); and (14) Putnam Investments Employees’ Securities Company III LLC, a Delaware limited liability company (“Putnam III,” and together with Fund VI (MG), THL Coinvestment, THL Operating, Great-West and Putnam Holdings, the “THL Coinvest Entities”).

THL Holdco is the managing member of THL Advisors, which is the general partner of THL Partners, which in turn is the general partner of THL Coinvestment and THL Operating, the sole member of THL Equity Advisors VI and managing member of THL Managers. THL Advisors is attorney in fact for Great-West and Putnam Holdings, which is the managing member of Putnam III with respect to the shares of Common Stock they hold. THL Equity Advisors VI is the general partner of Parallel Fund VI, DT Fund VI, THL Equity VI and the manager of Fund VI (MG).

The principal business address and principal office of the Reporting Persons other than Putnam, Putnam Holdings, and Great-West is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.  The principal business address and principal office of Putnam Holdings and Putnam III is 100 Federal Street, Boston, Massachusetts 02110.  The principal business address of Great-West is 8515 East Orchard Road, Greenwood Village, Colorado 80111.

The Reporting Persons may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with affiliates of Goldman, Sachs & Co., including GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Parallel, L.P., GSMP V Onshore US, Ltd., GSMP V Offshore US, Ltd., GSMP V Institutional US, Ltd. (collectively, the “GS Investors”), and The Goldman Sachs Group, Inc. (“GS Group”, and together with the GS Investors, “Goldman Sachs”), and may be deemed to beneficially own the Common Stock deemed to be owned or able to be acquired within 60 days by Goldman Sachs. While owned by Goldman Sachs, the Series D Stock was or is, as applicable, a non-voting stock and cannot be converted into Common Stock. The principal business and principal office of Goldman Sachs is located at 200 West Street, New York, New York 10282. It is the understanding of the Reporting Persons that Goldman Sachs will file a separate Schedule 13D (the “Goldman Sachs Schedule 13D”).

(c) Each of the THL Coinvest Entities is principally engaged in the business of investment in securities. Great-West and Putnam are principally engaged in the business of investment management. Advisors VI is principally engaged in the business of serving as a general partner of Equity Fund, Parallel Fund DT Fund and Fund VI (MG), among other limited partnerships. THL Partners is principally engaged in the business of serving as the general partner of Coinvestment Fund, Operating Partners and as the sole member of Advisors VI.  THL Advisors is principally engaged in the business of serving as a general partner of funds investing in securities. THL Holdco is principally engaged in the business of serving as the managing member of THL Advisors

(d)(e) During the last five years, none of the Reporting Persons, have been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Company.

Item 5 is hereby amended and restated in its entirety with the following:

(a)(b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 10 as of the date hereof, are incorporated herein by reference.  The ownership percentages set forth in this Item 5 are based on 56,314,769 shares of Common Stock outstanding as of March 8, 2019 as reported by the Issuer in the 2019 Proxy Statement (the “Outstanding Shares”).  Supplementally, this Item 5 also includes ownership percentages based on 65,225,003 shares of Common Stock outstanding (referred to herein as the “Deemed Outstanding Shares”), which assumes as outstanding the 8,910,234 shares of Common Stock issuable to Goldman Sachs upon a conversion of the Series D Stock owned by it, as reported in the 2019 Proxy Statement (which Series D Stock, subject to certain exceptions, is non-voting).

As of the date hereof, the Reporting Persons collectively may be deemed to beneficially own 23,737,858 shares, which constitute 42.15% of the Outstanding Shares and 36.39% of the Deemed Outstanding Shares. By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein. Except to the extent of a pecuniary interest therein, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership, except: (1) Advisors does not disclaim beneficial ownership of shares held by the THL Coinvest Entities, (2) Putnam Holdings does not disclaim beneficial ownership of shares held by Putnam, and (3) Great-West does not disclaim beneficial ownership of shares held by Putnam III and Putnam Holdings.

As of the date hereof, each of the Reporting Persons owns the number of shares as set forth in the table below.

Reporting Persons	Number of Shares Beneficially Owned	Percentage of Outstanding Shares	Percentage of Deemed Outstanding Shares

Thomas H. Lee Advisors, LLC(1)	23,737,858	42.15%	36.39%
THL Holdco, LLC(2)	23,737,858	42.15%	36.39%
Thomas H. Lee Partners, L.P.(3)	23,737,858	42.15%	36.39%
THL Equity Advisors VI, LLC(4)	23,491,355	41.71%	36.02%
THL Managers VI, LLC	30,006	Less than .1%	Less than .1%
Thomas H. Lee Equity Fund VI, L.P.	13,056,740	23.19%	20.02%
Thomas H. Lee Parallel Fund VI, L.P.	8,841,330	15.70%	13.56%
Thomas H. Lee Parallel (DT) Fund VI, L.P.	1,544,404	2.74%	2.37%
THL Equity Fund VI Investors (MoneyGram), LLC	48,881	Less than .1%	Less than .1%
THL Coinvestment Partners, L.P.	37,296	Less than .1%	Less than .1%
THL Operating Partners, L.P.	45,950	Less than .1%	Less than .1%
Great-West Investors L.P.(5)	66,638	0.12%	0.10%
Putnam Investments Holdings, LLC	66,613	0.12%	0.10%
Putnam Investments Employees’ Securities Company III LLC	66,613	0.12%	0.10%

(1)	As the general partner of THL Partners, Advisors may be deemed to share voting and dispositive power with respect to the shares of Common Stock collectively owned by all of the Reporting Persons.
(2)	As the managing member of Advisors, THL Holdco may be deemed to share voting and dispositive power with respect to the shares of Common Stock collectively owned by all of the Reporting Persons.
(3)
As the general partner of THL Coinvestment and THL Operating, the sole member of THL Equity Advisors VI and managing member of THL Managers, THL Partners may be deemed to share voting and dispositive power with respect to the shares of Common Stock collectively owned by all of the THL Reporting Persons.

(4)
As the general partner of Parallel Fund VI, DT Fund VI, THL Equity VI and the manager of Fund VI (MG), THL Equity Advisors VI may be deemed to share voting and dispositive power with respect to the shares of Common Stock owned by such entities.

(5)	Great-West indirectly controls Putnam III, so may also be deemed to have an indirect beneficial ownership of an additional 66,613 shares of Common Stock.

On account of the Amended and Restated Shareholders Agreement, dated as of March 17, 2008, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Goldman Sachs.  In the aggregate, the Reporting Persons and Goldman Sachs beneficially own 32,686,244 shares of Common Stock, representing 50.11% of the Deemed Outstanding Shares (based on the number of shares reported as beneficially owned by Goldman Sachs in the 2019 Proxy Statement: 38,152 shares of Common Stock and 8,910,234 shares of Common Stock issuable upon a conversion of the Series D Stock owned by it). The Reporting Persons disclaim beneficial ownership of the securities owned by Goldman Sachs. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of stock beneficially owned by Goldman Sachs for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c) Except as set forth in this Item 5, none of the Reporting Persons has effected any transaction in the Shares in the 60 days prior to filing this Amendment No. 10.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following additional exhibit:

Joint Filing Agreement as required by Rule 13d-1(k)(i) under the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2019

THOMAS H. LEE ADVISORS, LLC
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title	Managing Director

THL HOLDCO, LLC
By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE PARTNERS, L.P.
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL EQUITY ADVISORS VI, LLC
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden

THOMAS H. LEE EQUITY FUND VI, L.P.
By: THL Equity Advisors VI, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE PARALLEL FUND VI, L.P.
By: THL Equity Advisors VI, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.
By: THL Equity Advisors VI, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL COINVESTMENT PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P., its general partner
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL OPERATING PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P., its general partner
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL EQUITY FUND VI INVESTORS (MONEYGRAM), LLC
By: THL Equity Advisors VI, LLC, its manager
By: Thomas H. Lee Partners, L.P., its general partner
By: Thomas H. Lee Advisors, LLC, its attorney-in-fact
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL MANAGERS VI, LLC
By: Thomas H. Lee Partners, L.P., its managing member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

GREAT-WEST INVESTORS, L.P.
By: Thomas H. Lee Advisors, LLC, its attorney-in-fact
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

PUTNAM INVESTMENTS HOLDINGS, LLC

By: Putnam Investments, LLC, its managing member
By: Thomas H. Lee Advisors, LLC, its attorney-in-fact
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY III LLC
By: Putnam Investments Holdings, LLC, its managing member
By: Putnam Investments, LLC, its managing member
By: Thomas H. Lee Advisors, LLC, its attorney-in-fact
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to equity securities of Moneygram International, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 29th day of March 2019.

THOMAS H. LEE ADVISORS, LLC
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title	Managing Director

THL HOLDCO, LLC
By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE PARTNERS, L.P.
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL EQUITY ADVISORS VI, LLC
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden

THOMAS H. LEE EQUITY FUND VI, L.P.
By: THL Equity Advisors VI, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE PARALLEL FUND VI, L.P.
By: THL Equity Advisors VI, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.
By: THL Equity Advisors VI, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL COINVESTMENT PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P., its general partner
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL OPERATING PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P., its general partner
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL EQUITY FUND VI INVESTORS (MONEYGRAM), LLC
By: THL Equity Advisors VI, LLC, its manager
By: Thomas H. Lee Partners, L.P., its general partner
By: Thomas H. Lee Advisors, LLC, its attorney-in-fact
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL MANAGERS VI, LLC
By: Thomas H. Lee Partners, L.P., its managing member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

GREAT-WEST INVESTORS, L.P.
By: Thomas H. Lee Advisors, LLC, its attorney-in-fact
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

PUTNAM INVESTMENTS HOLDINGS, LLC
By: Putnam Investments, LLC, its managing member
By: Thomas H. Lee Advisors, LLC, its attorney-in-fact
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY III LLC
By: Putnam Investments Holdings, LLC, its managing member
By: Putnam Investments, LLC, its managing member
By: Thomas H. Lee Advisors, LLC, its attorney-in-fact
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director